[Letterhead of Sutherland Asbill & Brennan LLP]

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

Internet: ckrus@sablaw.com

October 6, 2006

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	TAC Acquisition Corp.
Preliminary Proxy Materials on Schedule 14A
Filed on August 1, 2006
File No. 000-51340

Dear Mr. Reynolds:

On behalf of TAC Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated September 11, 2006. The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

General

1.	In the appropriate sections, please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed.

The Company has revised the disclosure set forth on pages ix, 10, 11, 20, 21, 94 and 95 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

October 6, 2006

2.	Please revise your document throughout to limit the use of technical terms. To the extent that technical terms are required, please define such terms the first time you use them.

The Company has revised the disclosure throughout its proxy materials, where appropriate, in response to the Staff’s comment.

3.	Fill in the blanks throughout the prospectus as of the most recent practicable date and update as necessary in subsequent amendments. For example, state the approximate conversion price as of the most recent date and then once the record date is set, update to reflect the approximate conversion price as of that date.

The Company has revised the disclosure throughout its proxy materials, where appropriate, in response to the Staff’s comment. The Company further confirms to the Staff that it will include all omitted dates and related information in its definitive proxy materials.

4.	Please revise the filing fee to comply with Rule 0-11(c) of the Exchange Act.

The Company respectfully refers the Staff to the Commission’s “Fee Rate Advisory #5 for Fiscal Year 2006” (2005-163), which was issued on November 23, 2005. Pursuant to the Fee Advisory, the applicable fee rate for proxy solicitations pursuant to 14(g) was decreased to $107.00 per million effective November 27, 2005. The Company accordingly used the following formula to calculate the filing fee:

$107.00 x 103 = $11,021.00

Letter to Stockholders

5.	On the first page of the proxy statement, as delivered to security holders, state the approximate date on which the proxy statement and form of proxy are first sent or given to security holders. See Item 1(b) of Schedule 14A.

The Company has revised its proxy materials in response to the Staff’s comment. The Company further confirms to the Staff that it will include the approximate mailing date in its definitive proxy materials.

Summary of the Material Terms of the Acquisition

6.	We note the following:

•	The merger consideration is approximately $100 million.

•	Mr. Chapel will receive approximately $24 million shares and $33.6 million in cash.

•	You will pay approximately $43 million in the target’s outstanding debt.

Mr. John Reynolds

October 6, 2006

•	The target company was recently acquired by Mr. Chapel for an aggregate price of approximately $41 million, with only about $1.9 million being contributed by him and the rest funded through loans.

Given the points above, please revise the appropriate sections, including this one, to clearly explain how the target business, which was acquired separately by Mr. Chapel at various points in 2005, is now worth what you are offering in this transaction.

The Company has revised the disclosure set forth on pages 106 and 121 of its proxy materials in response to the Staff’s comment. The Company further refers the Staff to the section of its proxy materials entitled “Business of AVIEL — Industry Overview — Federal IT Market” beginning on page 106, as well as to the detailed valuation analyses performed by Capitalink in connection with the preparation of the fairness opinion it provided to the Company’s board of directors, as set forth under the section of the proxy materials entitled “The Merger Proposal–Fairness Opinion.” The Company informs the Staff on a supplemental basis that the outstanding debt of AVIEL held by TICC amounts to only $14.5 million, or approximately 32.7% of the $44.4 million of AVIEL’s outstanding liabilities that will be paid at closing. In addition, the Company notes that TICC maintains a board of directors consisting of a majority of independent directors.

7.	We note that a substantial portion of the debt to be repaid is owed to TICC, which is controlled by the same parties that control TAC Acquisition, the blank check company. Please revise to reflect that information here and in the appropriate sections when discussing the interest and conflicts involved in this transaction.

The Company has revised the disclosure set forth on pages i, 7, 8, 39, 46, 48, 58, 103 and 144 of its proxy materials to conform to similar disclosure contained elsewhere in such proxy materials in response to the Staff’s comment.

8.	Clarify the “nominal exercise price” for the warrants held in AVIEL. Also, clarify how the exercise of warrants will result in the shareholder receiving $1 million in shares of common stock and cash equal to $1.4 million.

The Company has revised the disclosure set forth on pages i, 7, 8, 39, 46, 48, 58 103 and 144 of its proxy materials in response to the Staff’s comment.

9.	Clarify the “certain permitted distributions.”

The Company has revised the disclosure set forth on pages i, 8, 58 and 63 of its proxy materials in response to the Staff’s comment.

10.	In the second question and answer on page v, we note that the initial shareholders, including the officers and directors, will vote shares acquired prior to the IPO in accordance with the vote of the majority of the shares issued in the IPO. Please revise to clarify if they, or any entity they control, acquired any shares in the aftermarket or the offering itself. If so, please revise to clarify if they could vote those shares any way they chose and if so, how they plan to vote.

The Company has revised the disclosure set forth on pages v, 3, 35, 38, 145 and 147 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

October 6, 2006

11.	After the fourth question and answer on page v addressing what Mr. Chapel will receive, please revise to include a question and answer to disclose the price and cash he contributed to his recent acquisition of the target business.

The Company has revised the disclosure set forth on page v of its proxy in response to the Staff’s comment.

12.	On either page vi or vii, include a question and answer to quantify the amount of debt that is currently owed to related parties that will be paid off as a result of this merger.

The Company has revised the disclosure set forth on page vi of its proxy in response to the Staff’s comment.

13.	Clarify the “certain other obligations” in the first question on page vii.

The Company has revised the disclosure set forth on pages viii, 1, 4, 8, 39 and 57 of its proxy materials in response to the Staff’s comment.

14.	We note the answer to the second question on page vii. We also note that you are within the six-month period prior to the expiration of the 18-month deadline. It appears from the disclosure on page 32 of your IPO prospectus that if this merger is not consummated that you would have to liquidate following such failure instead of waiting till after December 31, 2006. Please revise accordingly or advise.

The Company has revised the disclosure set forth on pages ix and 10 of its proxy materials in response to the Staff’s comment. In addition, the Company informs the Staff on a supplemental basis that upon the execution of the definitive merger agreement with AVIEL, the Company satisfied the criteria for a six-month extension of the deadline for completion of a business combination until December 31, 2006. In accordance with the Company’s prospectus, dated June 28, 2005, the Company is therefore not obligated to liquidate unless it fails to complete a business combination with AVIEL by December 31, 2006. While the termination of the current definitive merger agreement with AVIEL, as a result of the failure to obtain stockholder approval or otherwise, may decrease the likelihood of eventually consummating a business combination with AVIEL, neither the Company’s June 28, 2005 prospectus, nor its Amended and Restated Articles of Incorporation, contemplate the immediate liquidation of the Company prior to December 31, 2006 in the event that such a definitive merger agreement is terminated.

Mr. John Reynolds

October 6, 2006

Summary of the Proxy Statement

15.	Please revise to update here and where appropriate the amount of expenses that you have incurred since the completion of your public offering.

The Company has revised the disclosure set forth on pages 9 and 96 of its proxy materials in response to the Staff’s comment.

16.	We note that $24 million of common stock to be issued to Mr. Chapel based upon the adjusted book value per share of common stock as of the closing date. Please revise the disclosure throughout the proxy statement to indicate the number of shares this would equal based upon the amount in the trust as of a recent date assuming no conversion and assuming maximum conversion.

The Company has revised the disclosure set forth on pages v, 4, 39 and 57 of its proxy materials in response to the Staff’s comment.

17.	We note the disclosure regarding the interests of TAC directors and officers in the merger. Please revise to clearly disclose all interests. Currently you state the interests include, “among other things,” the list on pages 6 and 7.

The Company has revised the disclosure set forth on pages 7, 22, and 47 of its proxy materials in response to the Staff’s comment.

18.	On page six and seven and elsewhere when discussing the interests of TAC insiders, please revise to include their interest in any entity that has invested money in either TICC or the target business.

The Company has revised the disclosure set forth on pages 7, 22 and 47 of its proxy materials in response to the Staff’s comment. The Company informs the Staff on a supplemental basis that none of the Company’s initial stockholders, officers or directors hold any interests in any entities that have invested in either TICC or AVIEL, other than as disclosed in the Company’s proxy materials.

19.	Clarify here and in the appropriate section if Mr. Chapel was aware of TAC’s business when he engaged in the transactions to acquire his interests in the target business. Also, revise to disclose any preexisting relationship between your insiders and Mr. Chapel. Preexisting relationships include the periods before and after your formation.

The Company has revised the disclosure set forth on page 40 of its proxy material in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that Mr. Chapel was not aware of TAC’s formation or its business when he obtained the loan from TICC in September and December 2005. The Company further notes that TICC was introduced to Mr. Chapel as a result of a referral from an independent third party, Citizens Bank. Mr. Chapel

Mr. John Reynolds

October 6, 2006

first became aware of TAC when Jonathan H. Cohen, TAC’s Chairman and CEO, contacted him on January 31, 2006 regarding a potential business combination with AVIEL. Other than obtaining the two loans from TICC for OPTIMUS’ acquisition of PMC and the subsequent stock redemption, Mr. Chapel had no pre-existing relationships with TICC or any of TAC’s insiders.

20.	Clarify the total liabilities of the company as of a recent date and clarify the amount of liabilities that did not include a waiver. Clarify those claims that would be covered by the indemnification agreement and those that would not be covered.

The Company has revised the disclosure set forth on pages ix, 11, 47 and 95 of its proxy materials in response to the Staff’s comment.

21.	Clarify whether the current merger proposal would trigger the terms of the warrant held by TICC.

The Company has revised the disclosure set forth on pages i, 7, 8, 22, 39, 46, 48, 58, 103, and 144 of its proxy materials in response to the Staff’s comment.

AVIEL’s Selected Summary Historical and Pro Forma Consolidated Financial Data

22.	Please note that under Item 301 of Regulation S-K the information presented should be on a consolidated basis with notes or cross-references added when factors exist that affect the comparability from period to period (e.g., business combination accounted for as a purchase). Please remove the historical financial data presented for AVIEL Systems, Inc. for the three months ended March 31, 2006 on page 13 as this appears to be repetitive information provided on page 14. Please remove the five-year selected financial data for PMC on page 15 as the financial results of PMC should only be included in the consolidated statements of AVIEL from the date of the acquisition or tell us why your presentation is appropriate.

The Company has revised the disclosure in response to the Staff’s comment regarding removing the historical financial data presented for AVIEL Systems, Inc. for the three months ended March 31, 2006. The Company respectfully submits that the five year selected financial data for PMC should be included as it is critical information necessary for an investor to understand that PMC contributes a significant amount of contract revenue and net income to the combined entity. The addition of PMC in September 2005 more than doubled the size of the Company based on 2005 pro forma results. In addition, on a pro forma consolidated basis in 2004, PMC would have contributed over 37% of contract revenue and 90% of the net income. In 2003, PMC would have contributed 36% of contract revenue and 93% of net income. Further, the Company respectfully submits that by including the supplemental information on PMC, an investor gains a better understanding of the historical growth of PMC during the years preceding its acquisition by OPTIMUS, when read in conjunction with the disclosure relating to PMC’s customers and service offerings in the Management’s Discussion and Analysis and Business of AVIEL sections of the proxy materials.

Mr. John Reynolds

October 6, 2006

23.	In addition to our comment above, we noted your tabular presentation on page 16 where you present pro forma contract revenue. It is not clear to us however how your presentation is consistent with Article 11 of Regulation S-X. Please advise or revise to remove this disclosure.

The Company has removed the above-referenced disclosure in response to the Staff’s comment.

24.	We note you have provided EBITDA and EBITDA Margin as a performance measure in your other financial and operating data. Please note that it is not appropriate to use a non-GAAP measure for performance measure purposes. Please revise to remove this non-GAAP performance measure here and throughout your proxy materials.

The Company has removed the above-referenced disclosure throughout the section of the proxy materials entitled, “AVIEL’s Consolidated Selected Summary Historical and Optimus and PMC Historical Consolidated Financial Data,” in response to the Staff’s comment.

25.	Pursuant to Item 301 of Regulation S-K, please revise to include a separate line item for cash dividends declared per common share.

The Company has revised the disclosure set forth on pages 15, 16 and 17 of its proxy materials in response to the Staff’s comment.

Selected Unaudited Pro Forma Condensed Combined Financial Information

General

26.	In a table designed to facilitate comparison, please provide the historical and book value per share date (basic and diluted) and pro forma per share data of the acquiring and target company for all periods in which pro forma information is presented. Please refer to the guidance in Item 14(b)(10) of the Proxy Rules.

The Company has revised the disclosure set forth on page 19 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

October 6, 2006

Unaudited Pro Forma Condensed Combined Financial Information

General

27.	Please revise to present pro forma financial statements showing the pro forma impact of (i) no conversion of TAC stock into a pro rata share of the trust account, and (ii) the maximum conversion of TAC stock.

The Company has revised the pro forma financial statements on pages 74 through 79 of its proxy materials to show the pro forma impact of (i) no conversion of TAC stock into a pro forma share of the trust account, and (ii) the maximum conversion of TAC stock, in response to the Staff’s comment.

Risk Factors

28.	We note the disclosure in risk factor two. Based on the disclosure on page 32 of your IPO prospectus, it is not clear how you would be able to consummate an alternate business combination. Please revise to clarify.

The Company has revised the above-referenced risk factor in response to the Staff’s comment. In addition, the Company respectfully refers the Staff to its response to Comment No. 14 above.

29.	In risk factor four, discuss the effect a failure to consummate the merger would have on TICC. For instance, does it appear the target business has sufficient funds to make the necessary payments to TICC absent the merger?

The Company has revised the disclosure set forth on page 22 of its proxy materials in response to the Staff’s comment.

30.	It is not clear how risk factors seven and eight are risks that are specific to you as all public companies are subject to the same risks. Please revise to discuss how the risks are specific to you or remove the risk factors.

The Company has removed the above-referenced risk factor to comply with the Staff’s comment.

31.	It is not clear how risk factor nine is a risk since the target business is merging with a shell and not another operating business where integration would be involved. Please revise to clarify.

The Company has removed the above-referenced risk factor to comply with the Staff’s comment.

32.	We note the disclosure in risk factor 17. Please revise to elaborate and discuss this when discussing the reasons the board recommends this transaction. Also, please revise here and where appropriate to discuss how a negative finding could impact your reputation and relationship with other agencies. In your amendment, update

Mr. John Reynolds

October 6, 2006

the status of this investigation. Given the potential ramifications this could have upon the company, please clearly highlight this risk throughout the proxy statement, including in the summary, the discussion of your business and in the MD&A section.

The Company has revised the disclosure set forth on pages 26, 46, 118, and F-27 of its proxy materials in response to the Staff’s comment.

33.	Please revise to provide the basis for your understanding that this “inquiry is part of a broader” investigation. Also, explain how the broader aspect of the investigation affects your company. It appears that a negative finding would harm the company regardless of the scope of the investigation.

The Company has removed the above-referenced disclosure in response to the Staff’s comment.

34.	Risk factor 26 appears to be a risk that affects companies in and outside of your proposed industry. Please revise to discuss how this risk is specific to you or remove the risk factor.

The Company has removed the above-referenced risk factor to comply with the Staff’s comment.

35.	Please revise to quantify the percent of your contracts that currently involve subcontractors in risk factor 27 so that investors can attempt to quantify the risk.

The Company has revised disclosure set forth on pages 29 and 114 of its proxy materials in response to the Staff’s comment.

36.	In risk factor 32, we note the disclosure that “AVIEL has enjoyed a profit margin that is generally higher that that of its peers.” Please revise to substantiate the noted disclosure.

The Company has revised disclosure on page 31 of its proxy materials in response to the Staff’s comment.

Proxy Solicitation Costs

37.	We note the statement that solicitation of proxies may be “by telephone or by other electronic means.” Please confirm that the information provided over the other electronic means or by telephone will be consistent with the written proxy statement and proxy card. Also confirm that the information will comply with Rule 14a-4.

Mr. John Reynolds

October 6, 2006

The Company confirms that the information provided over the telephone or by other electronic means will be consistent with the written proxy materials and proxy card. The company further confirms that such information will comply with Rule 14a-4.

The Merger Proposal

Background of the Acquisition

38.	Please revise to clarify when Messrs. Cohen and Rosenthal became aware of the target business’ desire to be acquired.

The Company has revised the disclosure set forth on page 40 of its proxy materials in response to the Staff’s comment.

39.	Here revise to clarify and quantify the interest of TICC in the target business.

The Company has revised the disclosure set forth on page 40 of its proxy materials in response to the Staff’s comment.

40.	Please revise to disclose all communications between you, your officers, directors, affiliates or other contacts and Mr. Chapel, the other officers, directors, or affiliates of the target companies. This would include any preliminary contacts prior to and after your formation. This would include any communications or contacts between TICC and any of the sellers, their officers, directors, affiliates or representatives. We may have further comment.

The Company has revised the disclosure set forth on page 40 of its proxy materials in response to the Staff’s comment.

41	Explain the July 2006 amendment to amend a defined term.

The Company has revised the disclosure set forth on page 44 of its proxy materials in response to the Staff’s comment.

TAC’s Board of Directors’ Reasons for Approval of the Merger

42.	We note the disclosure on page 29 of your IPO prospectus that your board would determine the fair market value of the target business. Please revise to provide the board’s valuation for this company. Disclose the assumptions made and parameters used in performing such evaluation. If the board cannot provide quantifiable value for shareholders to review, please revise to clarify what shareholders have to rely upon when making their determinations regarding this transaction and explain if the board solely relied upon Capitalink’s valuation.

Mr. John Reynolds

October 6, 2006

The Company has revised the disclosure set forth on page 44 of its proxy materials in response to the Staff’s comment. In addition, the Company informs the Staff on a supplemental basis that, as described in the revised disclosure, its board of directors made a separate determination that the fair market value of AVIEL was equal to at least 80% of the net assets of the Company in connection with the board’s approval of the merger agreement and the transactions contemplated therein. The Company further refers the Staff to the detailed discussion of the numerous factors set forth beginning on page 44 of the proxy materials, including the fairness opinion obtained from Capitalink, that were considered by the Company’s board of directors in determining (i) that the fair market value of the business of AVIEL to be acquired pursuant to the terms of the merger agreement is equal to at least 80% of the net assets of the Company and (ii) that the merger transaction is fair, from a financial perspective, and in the best interests of TAC and its stockholders.

43.	Please revise to provide more detail regarding the reasons for the recommendation of a vote “for” the merger. In doing so, please incorporate the recent transactions that placed Mr. Chapel in control of the acquired business. Based on the transactions that placed Mr. Chapel in control of the acquired business, please revise to disclose how the target business is worth at least 80% of your net assets.

The Company has revised the disclosure set forth on page 46 of its proxy materials in response to the Staff’s comment. In addition, the Company respectfully refers the Staff to the detailed valuation analyses set forth in the section of the proxy materials entitled “The Merger Proposal–Fairness Opinion.”

44.	We note the positive factors you considered in coming to the recommendation of a vote for the transaction. Please revise to disclose the negative factors you considered and reconcile them to fully explain how you reached the determination that this transaction is in the best interest of your shareholders. For instance we note that the target’s total liability is greater than its total assets. Also, we note that the target’s current liability is greater than its current assets. We also note the risk factor disclosure concerning the current investigation of one of the target’s companies.

The Company has revised the disclosure set forth on pages 45 and 46 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

October 6, 2006

Interests of TAC Directors and Officers in the Merger

45.	We note the disclosure concerning the personal liability of certain officers and directors. Please clarify whether all of your contracts with third parties have included waivers that would prevent such parties from having any right to funds from the trusts. If there are no such waivers, state the amount owed to the third parties by the company. Additionally, discuss indemnification rights or personal guarantees provided by officers, directors or initial stockholders in order to ensure that payments of such third parties will not dissipate the trust fund and discuss the financial ability of such individuals to meet such payment obligations. We may have further comment.

The Company has revised the disclosure set forth on page ix, 7, 10, 11, 22, 46, 47, 95, 96 and 145 of its proxy materials in response to the Staff’s comment.

46.	To the extent that any compensation arrangement has been determined for any of the initial shareholders, please revise to briefly disclose those here.

The Company confirms to the staff that no compensation of any kind, including finder’s and consulting fees, were or will be paid to any of the Company’s initial stockholders, including its officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the business combination. The Company further informs the Staff on a supplemental basis that none of the Company’s initial stockholders have entered into any agreements with respect to compensation subsequent to the merger. The compensation, if any, to be paid to Messrs. Cohen and Novak for their service as directors subsequent to the merger will not be determined by the Board of Directors until the merger has been completed.

Merger Consideration Analysis

47.	We note the reference to “earnout obligation.” Please revise to explain that term.

The Company has revised the disclosure set forth on page 50 of its proxy materials in response to the Staff’s comment.

48.	Any presentations or reports prepared by management or Capitalink should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at these meetings should be supplementally provided to the staff.

Mr. John Reynolds

October 6, 2006

The Company confirms to the Staff that it has described all such presentations or reports in its proxy materials. The Company has also provided the above-requested materials to the Staff on a supplemental basis under separate cover.

49.	We note that in the analysis the equity value range is disclosed. Please revise to clarify the difference between that and the fair value of the company.

The Company has revised the disclosure set forth on page 51 of its proxy materials in response to the Staff’s comment.

Discounted Cash Flow Analysis

50.	We note that this method utilized various discount rates, EBITDA multiples, and cost of capital rates. Please revise to discuss the basis for using those figures so that investors are able to make their own determination regarding the usefulness of the valuation range.

The Company has revised the disclosure set forth on page 51 of its proxy materials in response to the Staff’s comment.

51.	We note the projections of revenue growth and EBITDA improvement. Based on your board’s experience and knowledge, please revise to clarify if those numbers are reasonable from their point of view. In doing so, compare the projections with actual growth and improvement numbers in the years where financial information is disclosed.

The Company has revised the disclosure set forth on page 51 of its proxy materials in response to the Staff’s comment.

52.	When discussing the projections made, clarify that there is no guarantee that these projections will be achieved and that investors should not place undue reliance upon such projections.

The Company has revised the disclosure set forth on page 51 of its proxy materials in response to the Staff’s comment. In addition, the company respectfully refers the staff to the disclosure set forth in the section of proxy materials “Forward-Looking Statements.”

53.	Please revise to explain your use of the term “terminal value.”

The Company has revised the disclosure set forth on page 51 of its proxy materials in response to the Staff’s comment.

54.	We note the equity value range disclosed here. Please revise to disclose the equity value of the target company taking into account the recent transactions in 2005 where the company was purchased for approximately $9.2 million in cash and

Mr. John Reynolds

October 6, 2006

contingency payments and $33 million in debt. Does this imply that the equity value increased from less than $10 million to over $55 million (on the low end) within one year?

The Company respectfully refers the Staff to its response to Comment 6 above.

Comparable Company Analysis

55.	We note the use of enterprise value of EBITDA multiples to determine the valuation range for the target business. Considering enterprise value is a function of market value, which is affected by profitability, please revise to list the comparable companies in tabular format and provide the public information regarding the listed companies’ revenues, profits and market value so that investors can determine for themselves whether the companies are comparable and the weight to place upon this valuation.

The Company has revised the disclosure set forth on pages 52 and 54 of its proxy materials in response to the Staff’s comment.

56.	Please revise to disclose the target business’ current EBITDA and EBITDA margin.

The Company has revised the disclosure set forth on pages 52 and 54 of its proxy materials in response to the Staff’s comment.

Comparable Transaction Analysis

57.	Please revise the list of comparable transactions to provide the public information regarding the listed companies’ revenues and profits so that investors can determine for themselves whether the transactions and companies are comparable and the weight to place upon this valuation.

The Company has revised the disclosure set forth on page 54 of its proxy materials in response to the Staff’s comment.

AVIEL Systems, Inc. Unaudited Pro Forma Condensed Combined Statement of Operations and Balance Sheet

58.	This information appears to be a duplication of the information provided on pages 17 and 18. Please remove.

The Company has removed the above-referenced disclosure in response to the Staff’s comment.

Mr. John Reynolds

October 6, 2006

AVIEL Systems, Inc. Unaudited Pro Forma Condensed Combined Statement of Operations

59.	We noted numerous instances where you have adjusted the historical financial statements for transactions that do not appear to meet the criteria for pro forma adjustment pursuant to Article 11 of Regulation S-X. Pro forma adjustments shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact. The following do not appear to meet the criteria; accordingly, such amounts should be removed from the face of the pro forma financial statements:

•	adjustments (4) and (5) on page 73;

•	adjustments (2b), (5), (8), and (9) on pages 74 and 75; and

The Company respectfully refers the Staff to its response to Comment 60 below.

60.	If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting your conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X. Please advise and revise.

The Company has removed adjustment 2(b) as a pro forma adjustment in the proxy materials. However, the Company continues to believe and respectfully submits that the other adjustments should be considered appropriate pro forma adjustments in accordance with Article 11 of Regulation S-X for the reasons set forth below. These pro forma adjustments relate to three separate transactions: (i) the acquisition of PMC by OPTIMUS, (ii) OPTIMUS’ redemption of stock from all of its former stockholders other than Mr. Chapel; and (iii) the merger of AVIEL and TAC.

Adjustment 4 on Page 74

The OPTIMUS stock redemption in January 2006 required OPTIMUS to take on approximately $14.5 million in additional interest-bearing debt. The Company believes that the presentation of additional interest expense as a pro forma adjustment is appropriate because it provides investors with “information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time.” Exclusion of such pro forma adjustment would understate the impact on the income statement of this significant change in AVIEL’s capital structure had it occurred on January 1, 2005.

The Company believes that the treatment of the additional interest expense as a pro forma adjustment is appropriate because it is factually supportable, directly attributable to the OPTIMUS stock redemption and would have been expected to have an ongoing impact absent the TAC merger.

Mr. John Reynolds

October 6, 2006

Adjustment 4 on Page 74 and Adjustment 8 on Page 76

The Company believes that the elimination of AVIEL’s pro forma interest expense and a pro-rata share of TAC’s interest income provides investors with a more appropriate picture of the combined entity’s anticipated capital structure, and its corresponding impact on the combined entity’s net interest expense, had the merger of AVIEL with TAC occurred as of the beginning of the periods presented. AVIEL’s current capital structure is highly leveraged, with approximately $44 million in total debt and zero cash as of June 30, 2006. AVIEL’s actual operating results reflect significant interest expense. TAC’s current capital structure consists predominantly of cash, with approximately $125 million in total cash and $1.5 million in debt obligations as of June 30, 2006. TAC’s actual operating results reflect significant interest income. Substantially all of AVIEL’s debt is required to be repaid as a result of the merger. It is anticipated that immediately following the merger (assuming no conversions), AVIEL will have approximately $43 million of cash and zero debt; therefore neither the stand-alone structure of AVIEL nor the stand-alone structure of TAC is representative of the combined entity’s anticipated capital structure going forward.

The Company believes that the elimination of AVIEL’s pro forma interest expense and a pro-rata share of TAC’s interest income as pro forma adjustments is appropriate because it is factually supportable, directly attributable to the merger of TAC and AVIEL and is expected to have an ongoing impact.

Adjustment 6 on Page 74 and Adjustment 9 on Page 76

The pro forma earnings per share figures presented reflect the additional shares to be issued to Mr. Chapel in connection with the merger. The Company believes and respectfully submits that the pro forma adjustment to the total weighted average shares outstanding is appropriate because it provides investors with a more reasonable picture of the number of shares outstanding had the merger occurred as of the beginning of the periods presented. We believe that this conforms to the requirements of Rule 11-02(b)(7) of Article 11 of Regulation S-X, which specifies: “For transactions involving the issuance of securities, the number of shares used in the calculation of the pro forma per share data should be based on the weighted average number of shares outstanding during the period adjusted to give effect to the shares subsequently issued or assumed to be issued had the particular transaction or event taken place at the beginning of the period presented.”

The Company believes that the inclusion of the shares to be issued to Mr. Chapel in the merger as a pro forma adjustment is appropriate because it is factually supportable, directly attributable to the merger of TAC and AVIEL and is expected to have an ongoing dilutive impact.

Mr. John Reynolds

October 6, 2006

AVIEL Systems, Inc. Unaudited Pro Forma Combined Balance Sheet Notes to Unaudited Pro Forma Combined Balance Sheet Adjustment (3)

61.	The purchase price of $67 million is inconsistent with the purchase price of $100 million disclosed throughout the proxy statement. Your disclosure does not appear to include the $44 million of cash used to pay down existing debt of AVIEL as disclosed in note (1). Please clarify and revise.

The Company informs the Staff on a supplemental basis that the purchase price set forth on page 78 of its proxy materials was the equity value of the transaction, which is reconciled to the originally indicated enterprise value of $100 million as set forth below:

Equity value of transaction	$63,648,074
AVIEL debt as of June 30, 2006 to be assumed	46,678,701

Enterprise value of transaction	$110,326,774
Less:
Difference between June 30, 2006 market value and adjusted book value of shares to be issued	(4,298,074)
Transaction costs not included in the originally indicated enterprise value	(1,750,000)
Difference between debt balance at June 30, 2006 and amount reflected in originally indicated enterprise value	(6,678,701)
Originally indicated value attributable to TICC warrants	2,400,000

Originally indicated enterprise value	$100,000,000

The Company therefore believes that the reference throughout its proxy materials to a purchase price of approximately $100 million is appropriate.

62.	Please provide a detailed discussion of how you determined the allocation of the purchase price in the acquisition of AVIEL. Your response should address each class identified where you have allocated the purchase price. Further, explain why such a large portion of the purchase price was allocated to goodwill versus any other identifiable intangible asset class (e.g. trade names, trademarks, backlog or other customer related intangibles, patented technology, etc.). Please refer to paragraphs 37 and 39 of SFAS 141 and the related implementation guidance in Appendix A thereto.

The Company respectfully submits that the final allocation of purchase price cannot be conclusively determined until the transaction is completed. As such, a preliminary review was done to identify the intangibles that would be acquired. Consistent with what is common in the government contracting services sector, the principal intangibles being acquired in the transaction are contract backlog and/or customer relationships. A review was done to identify any other intangibles (e.g. patents, trademarks, etc.) and none were identified. As such, the Company has submitted a preliminary purchase price allocation

Mr. John Reynolds

October 6, 2006

for presentation purposes on page 79 and has used an estimate consistent with average valuations done for the government information technology services transactions over the past several years which is estimated at twenty percent based on independent third-party studies.

63.	Please revise to discuss the reasons why your purchase price allocation is preliminary (i.e. identify the information that you have arranged to obtain) and indicate when the allocation is expected to be finalized. Refer to paragraph (51)(h) of SFAS 141.

The Company informs the Staff on a supplemental basis that AVIEL has retained an independent firm which specializes in valuations for purchase price accounting allocation to review the proposed merger. That firm has done a preliminary evaluation reviewing a variety of data provided to it including the historical financial statements, assets contributed, backlog and the proxy materials filed with the SEC on August 1, 2006. Consistent with the requirements of paragraph 37 of SFAS 141, an assessment has been done to identify the assets and liabilities, except goodwill, that would be acquired. In addition, as assessment of intangible assets as required in paragraph 39 and as detailed in Appendix A (paragraph A14) of SFAS 141 was done to identify separate from goodwill, any intangible assets. The intangible assets identified were contracts and customer relationships. There were no other separately identifiable intangible assets such as marketing-related, artistic-related or technology-based intangible assets. Based on that preliminary review, as well as a comparison of other valuations done for recent transactions within the federal government contracting industry, the firm has confirmed that 20% is a reasonable preliminary estimate of the value of the intangible assets resulting from the proposed merger using a discounted cash flow analysis. The analysis of the purchase price allocation will be finalized upon consummation of the proposed merger and the completion of the final closing balance sheet.

64.	On page 77, we note the estimated transaction related expenses of $1,750,000. In the appropriate section, please revise to clarify if this amount will be owed even if the transaction fails. If so, please revise to clarify how the difference between that amount and the amount of proceeds not placed in trust will be satisfied if this transaction fails.

The Company has revised the disclosure on pages vii, 1, 4, 8 and 57 of its proxy materials in response to the Staff’s comment to clarify that the $1.75 million of transaction expenses are payable at closing. In addition, the Company has revised the disclosure on pages ix, 11, 47 and 95 of its proxy materials to clarify the amount of accrued and unpaid expenses that TAC has incurred since its initial public offering as well as the obligations of Messrs. Cohen and Rosenthal with respect to such accrued and unpaid expenses.

Mr. John Reynolds

October 6, 2006

TAC’s Management’s Discussion and Analysis

65.	We note that you have established a credit facility with Wachovia Bank of up to $2 million, of which you have drawn down at least $1 million. Disclose the total amount drawn down as of a recent practicable date. Please revise to clarify if the loan is secured. Also clarify if Wachovia signed a waiver agreement with regards to this loan should the merger fail. If not, clarify how this loan will be re-paid if the merger is not consummated.

The Company has revised the disclosure set forth on pages ix, 11, 47, 95, and 97 of its proxy materials in response to the Staff’s comment.

66.	Please revise to provide detail of your expenses to date. Itemize such expenses and distinguish those that are paid and remain payable. If the actual expense allocation differs from the use of proceeds section in the Form S-1, explain the reason(s) for the deviation.

The Company has revised the disclosure set forth on pages 9, 10 and 96 of its proxy materials in response to the Staff’s comment.

Business of AVIEL

67.	We note the two major customers, DHS and FAA. Please disclose the material terms of the agreements with these customers and provide the agreements supplementally. Confirm your understanding that these are material agreements that will be filed as exhibits upon completion of the merger.

The Company has added disclosure on pages 104, 112 and 113 of its proxy materials with respect to the material terms of AVIEL’s contracts with DHS and FAA in response to the Staff’s comment. In addition, the Company has provided to the Staff under separate cover on a supplemental basis copies of the two task order contracts each of which accounted for more than 5% of AVIEL’s total revenue for the year ended December 31, 2005. No other task order contract represented more than 5% of AVIEL’s total revenue for the year ended December 31, 2005. The Company further acknowledges that if it is later determined that AVIEL’s business is substantially dependent on an individual task order contract under any of its contracts, AVIEL will be required to file such individual contract as an exhibit to its periodic filings under Item 601(b)(10)(ii)(B) of Regulation S-K upon completion of the merger.

68.	We note the various references to INPUT. Please revise to provide the citation or location of the information after citing such information.

The Company has revised the disclosure set forth on page 106 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

October 6, 2006

69.	Please revise to define the term “proprietary legacy systems.”

The Company has revised the disclosure set forth on page 107 of its proxy materials in response to the Staff’s comment.

70.	Please revise to explain the term “indefinite delivery/indefinite quantity.”

The Company has revised the disclosure set forth on page 107 of its proxy materials in response to the Staff’s comment.

71.	We note the disclosure on page 102 that you are positioned to capitalize on the growing budgetary requirements of DHS and FAA. It appears that the growing budgets are just estimates and not requirements. Please revise and clarify that there is no assurance that the budgets will increase. Also, clarify that if the budgets do increase, you can provide no assurance that it will result in an increase in their usage of the target company’s services.

The Company has revised the disclosure set forth on page 108 of its proxy materials in response to the Staff’s comment.

72.	Please revise to provide the basis for the disclosure that the federal government workforce is being downsized as disclosed on page 102.

The Company has removed the above-referenced disclosure in response to the Staff’s comment.

73.	We note half of the target’s employees hold “high level security clearances.” Please revise to actually quantify the total number of employees the target employs and those that have the disclosed clearances.

The Company has revised the disclosure set forth on pages 104, 108 and 118 of its proxy materials in response to the Staff’s comment.

74.	Please explain the significance of the various certifications of your employees and the company.

The Company has revised the disclosure set forth on pages 109 of its proxy materials in response to the Staff’s comment.

75.	In discussing the types of contracts on page 106, please revise to discuss the typical duration, cancellation, and termination terms.

The Company has revised the disclosure set forth on pages 104, 112 and 113 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

October 6, 2006

76.	On page 103, we note the belief that the target is positioned to “identify opportunities to offer customers new capabilities and cross-sell additional service offerings.” Please revise to discuss any new products or services that are currently being developed that you intend to use in your cross-selling efforts.

The Company has removed the above-referenced disclosure in response to the Staff’s comment.

77.	Please revise to provide the basis for the disclosure that “federal agencies continue to receive sub-par performance grades on their annual Federal Information Security Management Act scorecard.”

The Company has revised the disclosure set forth on page 109 of its proxy materials in response to the Staff’s comment.

78.	Please revise to discuss how the target intends to “develop meaningful relationships with CIOs.”

The Company has revised the disclosure set forth on page 110 of its proxy materials in response to the Staff’s comment.

79.	In discussing the target’s management consulting solutions, please revise to clarify the use of the term “acquisition(s).”

The Company has revised the disclosure set forth on page 111 of its proxy materials in response to the Staff’s comment.

80.	On page 106, please revise to define your use of the term “task orders.”

The Company has revised the disclosure set forth on page 107 of its proxy materials in response to the Staff’s comment.

81.	Discuss your use of subcontractors here.

The Company has revised the disclosure set forth on page 114 of its proxy materials in response to the Staff’s comment.

AVIEL’s Management’s Discussion and Analysis of Financial Condition

82.	Please revise to disclose the assets used to secure the debt disclosed on page 114.

The Company has revised the disclosure set forth on page 120 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

October 6, 2006

83.	Please revise to identify the officer and family member that received the one-time bonus of $4.8 million.

The Company has revised the disclosure set forth on page 105 and 120 of its proxy materials in response to the Staff’s comment.

84.	Please provide the value of the funded and unfunded backlog for all periods presented including a discussion of the impact on the company’s operations.

The Company has revised the disclosure set forth on page 125 of its proxy materials in response to the Staff’s comment.

85.	Please note that when comparisons are provided, pro forma presentation and related analytical discussion is permitted only for the year in which a business combination occurred and for the immediately preceding year. Accordingly, please revise to remove the pro forma comparisons for the interim period March 31, 2006 and the years ended December 31, 2003 and 2002.

The Company has removed the pro forma comparisons and tables from AVIEL’s Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company continues to believe that MD&A disclosure for PMC on a historical basis is critical and respectfully refers the Staff to the Company’s response to Comment 22.

Results of Operations

86.	Please revise your disclosure for each period to describe and quantify underlying material activities that generate revenue and expense variances between periods. Your revised disclosures should provide information that would assist an investor in making a well-informed investment decision. For example, quantify the amounts of the components of direct labor cost to support the increase or decrease in direct labor costs between interim periods.

The Company has revised the disclosure for each period in this section of its proxy materials in response to the Staff’s comment.

87.	We note that contract revenues for OPTIMUS (not including PMC revenues) have been declining in both 2005 and the first three months of 2006. Please revise to discuss the expectations for FAA BITS II as it appears to be the source of decline for both periods.

The Company has revised the disclosure set forth on page 129 of its proxy materials in response to the Staff’s comment.

Liquidity and Capital Resources

88.	Please revise to disclose current cash on hand by the target company and its cash requirements for the next 12 months. In doing so, disclose any need for additional financing if this transaction were to fail. Also, disclose the current payments to be made on all outstanding debt should this transaction not proceed.

The Company has revised the disclosure set forth on page 133 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

October 6, 2006

Beneficial Ownership of Securities

89.	For entities listed that are not natural persons, please revise to disclose the natural person(s) that control the voting or disposition of the listed shares.

The Company has revised the disclosure set forth on pages 142 and 143 of its proxy materials in response to the Staff’s comment. The Company further informs the Staff on a supplemental basis that the disclosure contained in the beneficial ownership table set forth on page 142 of the Company’s proxy materials relating to entities holding a greater than 5% equity interest in the Company was derived solely from beneficial ownership reports filed by such entities on Schedule 13G, as indicated in the footnotes to the beneficial ownership table. The Company respectfully refers the Staff to Instruction 3 to Item 403 of Regulation S-K. The Company confirms that it has no further information available with respect to such entities other than what has been included on each entity’s most recent Schedule 13G. The Company further confirms to the Staff that no officer, director or initial stockholder of the Company owns or otherwise controls any of the entities listed on the beneficial ownership table, or is otherwise in a position to control the voting or disposition of the shares held by such entities.

90.	Please revise to clarify if the disclosure in this section has taken into account all the outstanding warrants.

The Company has revised the disclosure set forth on page 142 of its proxy materials in response to the Staff’s comment to clarify that the beneficial ownership table includes all shares of common stock that may be acquired within 60 days, in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended.

Certain Relationships and Related Party Transactions

91.	Please revise this section to quantify all transactions between Mr. Chapel, the target business, TICC, you, and any other related party yet to be disclosed.

The Company has revised the disclosure set forth on pages 144 through 146 of its proxy materials in response to the Staff’s comment.

92.	In disclosing the related transactions of the target business, please revise to identify the prior shareholders who received funds for their shares in the transactions with Mr. Chapel that resulted in him being the sole shareholder of each company. Also, clarify any previous relationships Mr. Chapel may have had with the target business. If no relationship existed, so state.

The Company has revised the disclosure set forth on pages 145 and 146 of its proxy materials in response to the Staff’s comment. In addition, the Company confirms that all relationships between Mr. Chapel and AVIEL, as well as its predecessors, OPTIMUS and PMC, have been disclosed.

Mr. John Reynolds

October 6, 2006

TAC Acquisition Corp. December 31, 2005 Audited Financial Statements Notes to Financial Statements

Note C — Initial Public Offering

93.	We note that the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the “units” being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

The Company advises the Staff on a supplemental basis that the warrant agreement, dated as of July 1, 2005, a form of which was filed as Exhibit 4.4 to Amendment No. 3 to the Company’s registration on Form S-1 (Registration No. 333-123382), as amended and clarified by the First Supplemental Warrant Agreement, dated as of August 18, 2006, by and between the Company and the warrant agent, filed as Exhibit 4.6 to the Company’s quarterly report on Form 10-Q on August 21, 2006 (together, the “Warrant Agreement”), pertaining to the warrants (the “Warrants”) included in the units issued by the Company in its initial public offering explicitly states that under no circumstance does the

Mr. John Reynolds

October 6, 2006

Company have an obligation to cash-settle the Warrants. In this regard, Section 2.03(c) of Warrant Agreement states the following:

“In no event will any Holder be entitled to receive a net cash settlement upon exercise of any Warrants.”

Therefore, the Company believes that it has overcome the presumption of net cash settlement implied by, and stated in, paragraphs 14 and 17 of EITF 00-19, respectively.

94.	Considering the comment above, tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for the underwriter purchase option (UPO). Tell us whether you intend to restate your financial statements to classify the UPO as liabilities and to subsequently adjust the UPO to fair value for all periods from the initial public offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

The Company advises the Staff on a supplemental basis that the Company has considered the guidance in EITF 00-19 in its accounting treatment for the underwriters’ purchase option (UPO) and has determined that it should not restate its financial statements. Section 14 of EITF 00-19 states that “assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contact should be classified as a permanent equity instrument.” The Company believes that the UPO satisfies each prong of the test set forth above and specifically notes that pursuant to Section 2.3 of the Unit Purchase Option by and between the Company and Wedbush Morgan Securities Inc. (a form of which was filed on June 2, 2005 as Exhibit 4.5 to Amendment No. 3 to the Company’s registration statement on Form S-1 (Registration No. 333-123382)), the Company has an absolute right to settle the UPO in unregistered securities. Thus, the Company believes that it has properly classified UPO as a “permanent equity instrument” and that restating its financials would neither be necessary nor appropriate.

AVIEL Systems, Inc. and Subsidiary March 31, 2006 Unaudited Financial Statements Statement of Operations

95.	Please revise to disclose the significant components of your direct costs and indirect expenses here or in the notes to the financial statements.

The Company has revised the disclosure set forth on pages F-26 and F-27 in response to the Staff’s comment to clarify the components of direct and indirect costs.

Mr. John Reynolds

October 6, 2006

Notes to Financial Statements

Note 3. Accounts Receivable

96.	Please disclose your accounting policy for allowance for doubtful accounts. OPTIMUS Corporation and Subsidiary December 31, 2005 Audited Financial Statements Statement of Operations.

The Company has added disclosure on page F-23 of its proxy materials regarding the accounting policy for the allowance for doubtful accounts in response to the Staff’s comment on F-34.

97.	Please revise to disclose the significant components of your direct costs and indirect expenses here or in the notes to the financial statements.

The Company has revised the disclosure on page F-40 in response to the Staff’s comment to clarify the components of direct and indirect costs.

Notes to Financial Statements

Note 1. Organization and Significant Accounting Policies Revenue Recognition

98.	We note that you recognized revenue for the delivery of product and services under fixed price arrangements using the percentage of completion method. Clarify how your revenue recognition policy (i.e. SOP 81-1) is appropriate and disclose the method you use for measuring progress.

The Company has revised the disclosure set forth on pages F-33 and F-60 of its proxy materials in response to the Staff’s comment.

Financial Risk

99.	Disclosure of concentrations should include information that is adequate to inform users of the general nature of the risk associated with the concentration. Please revise to include disclosures of the concentration of receivables and revenue for the periods presented. Please refer to the guidance set forth in SOP 94-6, Disclosure of Certain Significant Risks and Uncertainties and paragraph 39 of SFAS 131.

The Company has revised the disclosure set forth on pages F-35 and F-61 of its proxy materials in response to the Staff’s comment.

Stock-based Compensation

100.	Please provide the disclosure required by paragraph (2)(e) of SFAS 148. Note 2. Business Combination

The Company has revised the disclosure set forth on page F-36 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

October 6, 2006

101.	Please provide a detailed discussion of how you determined the allocation of the purchase price in the acquisition of PMC. Your response should address each class identified where you have allocated purchase price. Further, explain why such a large portion of the purchase price was recorded as goodwill versus any other identifiable intangible asset class (e.g. trade names, trademarks, backlog or other customer-related intangibles, patented technology, etc.). Please refer to paragraphs 37 and 39 of SFAS 141 and the related implementation guidance in Appendix A thereto.

The Company advises the Staff on a supplemental basis that the Company, with the assistance of a third party valuation firm, performed a purchase price evaluation in accordance with FAS 141 to determine the tangible and intangible assets acquired from PMC. This evaluation included an assignment of value to assets and liabilities, except goodwill, consistent with the guidance provided by SFAS 141 paragraph 37. Tangible identifiable assets were identified and quantified and are included in Note 2 of the financial statements. In addition, a separate review of identifiable intangible assets was done in accordance with paragraph 39 of FAS 141. As a result of that review, the only identifiable intangible assets were customer relationships. Based on this review, it was also determined that there were no other identifiable intangible assets as detailed in Appendix A paragraph A14 for such items as marketing related, artistic related or technology related assets. This is consistent with and typical for the government contracting services businesses which provide professional services. As part of the Company’s analysis, management held discussions with PMC management concerning prospective operations of the business prior to and after the acquisition, reviewed PMC’s historical financial statements, reviewed the plan of merger between OPTIMUS and PMC, reviewed the 2006 operating plan, and reviewed the financial projections for 2006 through 2010. The income approach was used to value customer relationships. The revenues attributable to customer relationships were determined based upon existing customer revenues as of the valuation date. The revenue forecast for each customer relation was forecasted based upon discussion with PMC management and the company’s knowledge of the customers’ relationships and historical revenues. For ongoing relationships, it was estimated that renewal rates would decline every six month over the next five years. For the remaining relationships, a renewal forecast based on the terms of each individual contract was used. In addition, a 3% growth factor was applied for each scheduled renewal period.

Once the estimated revenue from the existing customer relationships was calculated, the operating income associated with each relationship was applied. A tax rate was then applied to the operating income to determine the cash flow attributable to each customer relationship in each year using a weighted average cost of capital discount rate. The present value of the tax shield, which represents the tax benefits, was also calculated and included in the amount. As a result of this analysis, the Company concluded that the identifiable intangibles (i.e. customer relationships) were valued at $8.275 million and should be amortized over an expected useful life of 5 years.

Mr. John Reynolds

October 6, 2006

102.	It does not appear that the bonus paid to a former shareholder of PMC for $4,823,336 (as disclosed in your pro forma adjustment note (2)(b) on page 74) has been accounted for in the purchase price of PMC by OPTIMUS. Please explain and revise if necessary.

The Company believes and respectfully submits to the Staff that the $4.8 million payment should not be considered a purchase price adjustment. As detailed in response to Comment 60 above, we have removed that bonus payment as a pro forma adjustment. The bonus was made to James Lindstrom, the spouse of the former sole shareholder of PMC. Mr. Lindstrom was not himself a shareholder of PMC and did not receive any shares of OPTIMUS as a result of the latter’s acquisition of PMC. Mr. Lindstrom’s employment with PMC did not commence until eight months after PMC was founded. He joined PMC at the request of PMC’s sole shareholder to handle a variety of duties on which she needed assistance. Throughout his six years of employment with PMC, Mr. Lindstrom was compensated at a very low salary level and never received a bonus, up to and including the sale of PMC to OPTIMUS in September 2005. The sole shareholder decided to grant Mr. Lindstrom the bonus at the time of the sale of PMC based on her desire to (i) reward him for past services; (ii) effectively make up for the low compensation he received over the preceding six years; and (iii) to a much lesser degree, show appreciation for his assistance in handling the sale negotiations with OPTIMUS. The total amount of the bonus was paid directly to Mr. Lindstrom as compensation and was included as compensation in his W-2 earnings for the year of 2005. For the foregoing reasons, the Company is of the position that the $4.8 million bonus payment should not be considered a purchase price adjustment in connection with OPTIMUS’ acquisition of PMC.

103.	We noted disclosure on page 122 related to costs for buyouts of certain employee agreements, lease termination and facility relocation costs and retention payments to PMC employees. Please tell us if these costs have been included in your purchase accounting related to the PMC acquisition. If so, provide a narrative discussion addressing the applicability of EITF 95-3. Please advise or revise.

The Company advises the Staff on supplemental basis that the items detailed were not included in the purchase accounting related to the PMC acquisition.

Note 8. Notes Payable

104.	We noted from your disclosure that you issued debt with warrants for a total face value of $7.5 million in December 2005. It appears from your disclosure that no value was assigned to the attached warrants. Please cite the specific authoritative literature you used to support your accounting treatment. In your response, provide a narrative discussion addressing the applicability of APB 14, EITF 00-19 and EITF 00-27.

Mr. John Reynolds

October 6, 2006

The Company has now concluded that value should be assigned to the warrants and that the warrants should be classified as a liability. The put feature available to the warrant holder is a condition that requires the warrants to be treated as a liability under FAS FSP 150-1 and FAS 150-5. Based on management’s good faith estimate, taking into account the valuation of the warrant disclosed in TICC’s Form 10-K filed with the SEC on March 14, 2006, the warrants were valued at $300,000 at December 31, 2005. The Company has retained a third-party valuation firm to finalize the valuation of these warrants. Disclosure has been added to the footnotes of the 2005 financial statements regarding the value of the warrants. It should be noted that since the warrants were issued in late December of 2005, any discount amortization related to the debt would be de-minimus. In addition, based on management’s good faith estimate, taking into account the valuation of the warrant disclosed in TICC’s Form 10-Q filed with the SEC on August 8, 2006, the Company believes and used the updated valuation of the warrant at $800,000 as of June 30, 2006. The Company has recorded the expense to reflect both the amortization of debt discount of $30,000 for the six months ending June 30, 2006 as well as the change in the fair value of the warrant of $500,000 to reflect the market adjustment based on the updated valuation estimate. Disclosure of the valuation methodology has been made in the June 30, 2006 unaudited financial statements.

Note 10. Stockholders’ Equity

105.	We noted your disclosure of the issuance of warrants in connection with a note payable on F-38. Please expand your disclosure here to describe the material terms of the warrants, including when the warrant was issued, who has the rights to convert (i.e. the holder or the Company), the exercise price, the exercise feature (i.e. physical, net cash, or net share settlement, etc.), and any redemption features. Please provide a description of the method and significant assumptions used to determine the fair value of the warrants issued per the guidance in paragraph (47)(d) of SFAS 123. We may have further comments.

The Company has revised the disclosure set forth on page F-39 of its proxy materials in response to the Staff’s comment. In response to the Staff’s specific request addressing paragraph (47)(d) of SFAS 123 which requires the disclosure of the method and significant assumptions used during the year to estimate the fair value of the warrants, the Company respectfully refers the Staff to its response to Comment No. 104 above stating that the valuation was done based on management’s good faith estimates. The Company has retained a valuation firm to finalize this valuation and that analysis is currently in progress.

Mr. John Reynolds

October 6, 2006

Note 12. Commitments

106.	We noted during the review of the December 31, 2004 and 2003 financial statements on F-53 that the company entered into a new lease agreement in March 2005 that included scheduled rent increases over the term of the lease. Pursuant to SFAS 13, it would appear rent related to this lease should be recognized on a straight line basis over the lease term. Please clarify your accounting treatment and revise if necessary.

The Company advises that staff on a supplemental basis that the lease entered into in March 2005 by OPTIMUS was subsequently terminated on November 30, 2005. As such, we believe that there was no requirement to account for the lease in accordance with FAS 13.

OPTIMUS Corporation December 31, 2004 and 2003 Audited Financial Statements

General

107.	Please provide a statement of stockholders’ equity that provides an analysis of the changes in each caption of stockholders’ equity presented in the balance sheets. This analysis shall be presented in the form of a reconciliation of the beginning balance to the ending balance for each period for which an income statement is required to be filed with all significant reconciling items described by appropriate captions. Refer to the guidance in Rule 3-04 of Regulation S-X.

The Company has provided the disclosure set forth on page F-46 of its proxy materials in response to the Staff’s comment.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

108.	Please revise to include disclosure regarding your accounting policy for deferred revenue, more specifically what transactions resulted in the revenue deferral and the period over which it is expected to be realized.

The Company has revised the disclosure set forth on page F-48 of its proxy materials in response to the Staff’s comment.

Note 4. Notes Receivable – Stockholders

109.	We noted during the review of the December 31, 2005 financial statements on F-37 that these notes have been identified as a receivable for the purchase of common stock and appear to be appropriately recorded as a reduction of stockholders’ equity. Please clarify if the notes disclosed here relate to the purchase of common stock, if so, tell us how your accounting treatment and presentation is appropriate (cite the specific authoritative literature you used to support your accounting treatment).

Mr. John Reynolds

October 6, 2006

The Company has revised the footnote to clarify the notes receivable. The only note that was used to purchase stock was the first one detailed in the footnote for $856,812. The other notes were not taken out by stockholders to purchase stock. However, the second note for $115,593 was treated as equity in 2005 because the stockholder discontinued making regular payments per the requirements of the note and the expectation was that note would be satisfied when the stockholder’s shares were redeemed as part of the sale to Mr. Chapel in January 2006.

Performance Management Consulting, Inc. September 22, 2005 Audited Financial Statements

Statement of Income and Retained Earnings

110.	Please revise to disclose the components of your direct costs and indirect expenses here or in the notes to the financial statements.

The Company has revised the disclosure set forth on page F-62 of its proxy materials in response to the Staff’s comment.

Notes to Financial Statements

Note 1. Organization and Significant Accounting Policies Revenue Recognition

111.	We note that you recognized revenue for the delivery of product and services under fixed price arrangements using the percentage of completion method. Clarify how your revenue recognition policy (i.e. SOP 81-1) is appropriate and disclose the method you use for measuring progress.

The Company has revised the disclosure set forth on page F-60 of its proxy materials in response to the Staff’s comment.

Financial Risk

112.	Disclosure of concentrations should include information that is adequate to inform users of the general nature of the risk associated with the concentration. Please revise to include disclosures of the concentration of receivables and revenue for the periods presented. Please refer to the guidance set forth in SOP 94-6, Disclosure of Certain Significant Risks and Uncertainties and paragraph 39 of SFAS 131.

The Company has revised the disclosure set forth on page F-61 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

October 6, 2006

Note 5. Related Party Transactions

113.	Please revise your disclosure to include a description of the transactions with the related parties. Please refer to the guidance in paragraph (2)(b) of SFAS 57.

The Company has revised the disclosure set forth on page F-63 of its proxy materials in response to the Staff’s comment.

Other Regulatory

114.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

The Company has updated the financial statements in its proxy materials in response to the Staff’s comment.

115.	Please revise your other Exchange Act reports to comply with the comments above, as applicable.

The Company confirms to the Staff that it will make conforming changes, as applicable, reflecting the Staff’s comment with respect to its proxy materials in the Company’s subsequently filed Exchange Act reports.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus